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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 8 2005

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 AND ENDING 9/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover MA 01810
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Repoza 978-475-1500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carl B. Bindman, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

18 Railroad Avenue Andover MA 01810
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
NOV 2 8 2005
WASH. D.C.

RYAN FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

RYAN FINANCIAL, INC.
YEAR ENDED SEPTEMBER 30, 2005

TABLE OF CONTENTS

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ryan Financial, Inc. as of September 30, 2005 and the related statements of income and retained earnings, changes in stockholders' equity, cash flows and the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the computation of net capital based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the computation of net capital referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA
November 21, 2005

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

In planning and performing our audit of the financial statements of Ryan Financial, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA 01810
November 21, 2005

RYAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS		
Cash - checking	$ 77,305	
Cash - restricted	33,669	
Total cash		$ 110,974
Prepaid expenses		1,318
Due from clearing broker		405
Refundable corporate taxes		297
Total Current Assets		112,994
TOTAL ASSETS		$ 112,994

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 6,282
Due to affiliate	9,159
Total Current Liabilities	15,441
STOCKHOLDERS' EQUITY	
Common stock, no par, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	92,022
Retained earnings (deficit)	(4,469)
Total Stockholders' Equity	97,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 112,994

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED SEPTEMBER 30, 2005

INCOME	
Commission and annuity income	$ 693,973
Interest income	1,212
Total income	695,185
EXPENSES	
Bank service charge	60
Expenses reimbursed	627,768
Insurance	2,393
Other broker dealer expenses	40,837
Professional fees	16,528
Ticket Charges	22,227
Total expenses	709,813
Net income (loss) before income taxes	(14,628)
Income taxes	357
Net income (loss)	(14,985)
Retained earnings, beginning	10,516
Retained earnings (deficit), ending	$ (4,469)

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2005

	Ret. Earnings (Deficit)	Add. Paid-in Capital	Common Stock
Bal. at 10/1/04	10,516	17,022	10,000
Shareholder contributions	-	75,000	-
Net income (loss)	(14,985)	-	-
Bal. at 9/30/05	(4,469)	92,022	10,000

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (14,985)
(Increase) decrease:	
Prepaid expenses	(1,318)
Due from clearing broker	1,956
Refundable corporate taxes	(297)
Increase (decrease):	
Accounts payable	6,282
Due to affiliate	9,159
CASH FLOWS FROM OPERATING ACTIVITIES:	797
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional paid in capital	75,000
CASH FLOWS FROM FINANCING ACTIVITIES:	75,000
Increase in cash	75,797
CASH, BEGINNING OF YEAR	35,177
CASH, END OF YEAR	$ 110,974

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2005

TOTAL ASSETS	$	112,994
LESS: LIABILITIES		(15,441)
TOTAL CAPITAL		97,553
LESS: NON-ALLOWABLE ASSETS		(1,615)
NET CAPITAL BEFORE HAIRCUTS		95,938
EXCESS DEDUCTIBLE ON FIDELITY BOND		(5,000)
HAIRCUTS		(673)
NET CAPITAL	$	90,265
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	85,265

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$	15,441
NET CAPITAL	$	90,265
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.11%

There are no material differences in the computation of the net capital under SEC.240.15c3-1 as shown in this report and as reflected on the most recent FOCUS Part IIA filings.

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is primarily engaged in the securities brokerage business.

NOTE B – CASH RESTRICTED:

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2005 the balance was $33,669.

NOTE C – NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% of capital. As of September 30, 2005 the Company had net capital of $90,265, which was $85,265 in excess of its required net capital of $5,000 and there was aggregate indebtedness of $15,441 resulting in a ratio of 17.11%.

NOTE D – PROVISION FOR INCOME TAX:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the expiration of operating losses that were available to offset state income taxes.

The components of income tax expense for the year ended September 30, 2005 are:

Current taxes	$ 159
Deferred taxes	0
Total	$ 159

The Company has a loss carryforward of approximately $12,400 that may be offset against future taxable income. If not used, the carryforward will expire in September, 2020.

NOTE E-USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

NOTE F-RELATED PARTY TRANSACTIONS:

The Company has a cost sharing arrangement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. These expenses were classified as expense reimbursement for the year ended September 30, 2005. As of September 30, 2005 there is a balance due to Ryan Financial Advisors, Inc. of $9,159.

NOTE G-CASH FLOW INFORMATION:

Cash paid for income taxes was $198 for the year ended September 30, 2005.

NOTE H-CONTINGENCIES

At September 30, 2005 there was one lawsuit pending against the Company. Management of the Company and legal counsel are reasonably confident that the lawsuit should be defeated and, the ultimate liabilities, if any, resulting from such lawsuit will not materially affect the financial position of the Company. No provision has been made in the accounts for any liability for this suit. Any payments by reason of an adverse determination in this matter will be charged to earnings in the period of determination.